Exhibit 99.1

PRESS RELEASE

BROOKFIELD BUSINESS PARTNERS ANNOUNCES C$514 MILLION EQUITY OFFERING

FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

Brookfield, News - December 13, 2016 – Brookfield Business Partners L.P. (NYSE:BBU; TSX:BBU.UN) (“Brookfield Business Partners”) today announced that it has agreed to issue 8,000,000 limited partnership units (“units”), on a bought deal basis, to a syndicate of underwriters (collectively, the “Underwriters”) at a price of C$32.80 per unit (the “Offering Price”) for gross proceeds of approximately C$262 million (the “Offering”).

In addition, Brookfield Asset Management Inc. (NYSE:BAM;TSX:BAM.A;Euronext:BAMA)   and certain of its related entities (other than Brookfield Business Partners) (collectively, “Brookfield”) will, concurrent with the Offering, purchase, directly or indirectly, 8,000,000 redeemable-exchangeable units of Brookfield Business Partners’ holding limited partnership (“REUs”) based on the U.S. dollar equivalent of the Offering Price at the time of the Offering (net of underwriting commissions), for a total amount of approximately US$192 million (the “Concurrent Private Placement”). The aggregate gross proceeds of the Offering and the Concurrent Private Placement will be approximately C$514 million.

Brookfield Business Partners has granted the Underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days following closing of the Offering, to purchase up to an additional 1,200,000 units at the Offering Price. If the over-allotment option is exercised in full, the gross offering size would increase to approximately C$554 million.

Brookfield Business Partners intends to use the net proceeds from the Offering, together with the proceeds of the Concurrent Private Placement, for general corporate purposes, including for working capital requirements and to fund growth opportunities.

The Offering and the Concurrent Private Placement are expected to close on or about December 21, 2016.

This news release shall not constitute an offer of securities for sale in the United States. The limited partnership units offered will not be and have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold into the United States absent registration or an exemption from registration. There shall not be any public offering of the limited partnership units in the United States.

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Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE:BAM;TSX:BAM.A;Euronext:BAMA), a leading global alternative asset manager with approximately US$250 billion of assets under management.

For more information, please contact:

Media:
Claire Holland
Tel: (416) 369-8236
Email: claire.holland@brookfield.com